EXHIBIT 6

CONSENT OF APPOINTED ACTUARY

I consent to the use and incorporation by reference of the following report in this Annual Form 40-F of Sun Life Financial Inc.:

My report dated February 13, 2013 on the valuation of the policy liabilities and reinsurance recoverables of Sun Life Financial Inc. and its subsidiaries for its Consolidated Statements of Financial Position at December 31, 2012 and December 31, 2011 and their change in the Consolidated Statements of Operations for the year ended December 31, 2012 in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.

Dated February 13, 2013

/S/ “Lesley Thomson”

Lesley Thomson

Fellow, Canadian Institute of Actuaries
Toronto, Canada